U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 19 June 2009
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note
: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note
: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures
: Expected earnings per share for the financial year
ending 30 June 2009 to decrease by between 40% and 50%
compared to the prior year

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
ISIN: ZAE000006896 US8038663006
Share codes: JSE – SOL NYSE – SASOL
(“Sasol” or “the Company”)

TRADING STATEMENT

EXPECTED EARNINGS PER SHARE FOR THE FINANCIAL YEAR ENDING 30 JUNE
2009 TO DECREASE BY BETWEEN 40% AND 50% COMPARED TO THE PRIOR
YEAR

Introduction
At the announcement of our interim results on 9 March 2009, we expected a reduction in earnings for the full 2009 financial year compared to the 2008 financial year. It was clear at that stage that the considerably lower prices would far outweigh the
positive effects of production volume increases and the crude oil hedge. At the time the volatility and uncertainty of global
markets made it difficult to be more precise in this interim results outlook statement.

Earnings outlook for full year 2009
Sasol’s attributable earnings per share and headline earnings per share for the year ending 30 June 2009 are estimated to decrease by between 40% and 50% compared to the prior year. The expected decrease in earnings is mainly due to the lower crude oil and chemical prices referred to above, together with a considerable reduction in refining margins and a further deterioration in chemical markets. This earnings guidance includes the impact of the non-cash charges relating to the Sasol Inzalo BEE transaction and the administrative penalties paid to the European Commission and the South African Competition Commission.

Overall group production volumes are up mainly due to increased production volumes at the Oryx GTL plant and the additional
production volumes at the Arya Sasol Polymers plant. The Synfuels operations in Secunda, South Africa, are expecting production volumes to be about 4% lower than last year.

The overall deterioration in market conditions will also result in negative stock effects, net realisable value stock write-downs and impairments.

Several assumptions have been made in estimating the expected earnings for the full financial year 2009. These assumptions are based on the best information currently available. Our results may be further impacted by changes in the oil and product prices, the impact of a much stronger rand on closing financial assets and liabilities, additional impairments as well as any
adjustments resulting from our year-end process. This may result in a change in the estimated earnings.

Positive cash position and a strong balance sheet position the group well
Sasol has a positive cash position and a strong balance sheet.
The cash conservation approach has ensured that Sasol continues to generate considerable cash flows, which keep the group well-
positioned in the current economic climate, and fund our growth programme.

Growth plans remain unchanged keeping our shareholder value
proposition intact
The overarching objective of our growth plans remains unchanged, keeping our shareholder value proposition intact: to ensure
prudent management of our resources while pursuing those projects and programmes that are in the best interests of our shareholders and other valued stakeholders. Therefore we have reprioritised our planned capital expenditure to R16 billion for 2009 in light of the changed market conditions, including assessing the
opportunities that the current environment presents.

Sasol's financial results for the year ending 30 June 2009 will be announced on Monday, 14 September 2009.

The above information has not been reviewed or reported on by the
Company's auditors.

Johannesburg
19 June 2009

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol may, in this document, make statements that are not
historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995.
Words such as "believe", "anticipate", "expect", "intend",
"seek", "will", "plan", "could", "may", "endeavour" and "project"
and similar expressions are intended to identify such forward-
looking statements, but are not the exclusive means of
identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-
looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove
incorrect, actual results may be very different from those
anticipated. The factors that could cause our actual results to differ materially from the plans, objectives, expectations,
estimates and intentions expressed in such forward-looking
statements are discussed more fully in our registration statement under the Securities Exchange Act of 1934 on Form 20-F filed on
October 7, 2008 and in other filings with the United States
Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 June 2009
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title:   Company Secretary